Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

March 4, 2024	Client-Matter: 63454-030

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ms. Pearlyne Paulemon and Ms. Pam Howell
Office of Real Estate and Construction

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A Post Qualification Amendment No. 5 Filed: February 5, 2024 File No. 024-12013

Dear Ms. Paulemon and Ms. Howell:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated February 16, 2024 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on February 5, 2024.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

General

1.            We note that in the Project Summary description boxes you refer to the October 4, 2022 PQA. Please revise to reference the most recent offering circular for the offering contemplated.

Response: The Company acknowledges the comment and updated the PQA Project Summary description boxes to reference the current offering. The Company intends to offer all LROs related to the current offering, provided the offering is qualified in a timely manner and the underlying project has not yet been fully subscribed through alternative channels. Additionally, the Company has revised the PQA to include disclosure of LROs previously offered which are being withdrawn; see pages 4-15. The reason for withdrawal in most cases is the project funding related to the offering becoming fully subscribed through other channels, before the offering is qualified, due to time delays resulting from the comment and qualification process.

2.            We note that in the Project Summary you have several LROs relating to the same property. Please clarify whether these LROs will be offered concurrently. Please also clarify whether prior LROs relating to the same property were offered immediately upon qualification of the post qualification amendment. To the extent that you will not offer all LROs upon commencement of the offering, it appears you are attempting to conduct this offering on a delayed basis which is not consistent with Rule 251(d)(3)(i)(F) of Regulation A. Please revise or advise.

Response: The Company offers all LROs within two (2) days of qualification and may have multiple LROs concurrently offered relating to the same property. Any prior LROs relating to the same property were offered within two (2) calendar days of the respective qualification of the offering thereof. The Company offers, and will offer, all LROs within two (2) calendar days of the qualification of the relevant offering. Rule 251(d)(3)(i)(F) states “Securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date.” The Company’s offering of LROs is contingent upon the timely qualification of the relevant offering; in certain instances an offering may be fully subscribed through other channels, before the offering has been qualified. Once an offering is qualified, the Company makes available for purchase all LROs related to the offering within two (2) calendar days after the qualification.

3.            We note the disclosure in Part 1 Item 4 that the estimated portion of aggregate sales attributable to securities that may be sold pursuant to any other qualified offering statement concurrently with securities being sold under this offering statement is $1565280.00. Please advise the staff to what this dollar amount provided refers to, given the removal from qualification of the unsold qualified securities or revise.

Response: The Company has revised the $1,565,280.00 amount to $0.00.

4.            We note that in "Incorporation by Reference of Offering Circular" you incorporate by reference to the amended Form 1-A filed October 22, 2022 "to the extent not otherwise modified or replaced by offering circular supplement and/or post-qualification amendment." Please advise how this complies with General Instruction III of Form 1-A. In addition, we note that you incorporate by refence to Form 1-SA covering the periods ending July 21, 2023 and July 31st 2022. Please revise to provide the correct dates.

Response: The Company acknowledges the comment and revised the PQA to remove the phrase “to the extent not otherwise modified or replaced by offering circular supplement and/or post-qualification amendment” as there have been no material modifications of any information contained in the Offering Circular pursuant to any supplement or post qualification amendment. Additionally, no securities related to any previously filed PQA are currently being offered and there is no information in any previously filed PQA which is material to the Company’s offering described in the current PQA. Going forward, the Company will include in each PQA a schedule with hyperlinks of any supplements or PQAs which contain material information, such as this PQA which includes a description of the Company’s reinvestment feature.

The Company has updated the PQA to update the reference to Form 1-SA covering the periods ending July 31, 2023 and July 31, 2022.

5.            Please revise to clearly disclose those LROs that were previously qualified, were not sold, and are being withdrawn from the offering in this post-qualification amendment. To the extent an LRO was partially sold, please clearly disclose the amount not sold.

Response: The Company revised the PQA to include a listing of all series of LROs previously offered which are no longer offered or available and are being withdrawn; see pages 4-15. No LROs were partially sold.

6.            We note the "new" auto-invest feature on the Groundfloor website. Please provide clear disclosure of this auto-invest feature, including whether this includes rollovers.

Response: The Company has added to the PQA a section describing the auto invest feature and investor notification; see page 3. The disclosure includes the Company’s categorization of any investments made using the reinvestment feature as “new sales of securities each time an investment is made through [the] program.” Accordingly, investments made using the auto invest feature are accounted for in determining the Company’s aggregate offering and sales under the Tier 2 Regulation A maximum amount of $75,000,000 per year. The Company only makes available for offer and sale under the auto invest program securities which have previously been qualified.

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Nick Bhargava
Groundfloor Finance Inc.

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